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UNITED STATES

SECURITIES AND EXCHANGE COMMISSIONWashington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of January 2012

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

575-510 BURRARD STREET. VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DUSTIN HENDERSON (INVESTOR RELATIONS) or JASON WEBER

NEWS RELEASE

Thorn Drilling Returns 95.08 metres of 628.3 g/t silver and 1.71 g/t gold

KSK12-01

Vancouver, BC – January 6, 2012:  Kiska Metals Corporation (“Kiska" or "the Company”) reports that partner Brixton Metals Corporation has forwarded the Company its final results from the 2011 drilling program at the Thorn Property in northwestern British Columbia. Highlights of the 2011 program include hole THN11-60 at the Oban Breccia Zone which returned 95.08 metres of 628.3 g/t silver, 1.71 g/t gold, 0.12% copper, 3.31% lead and 2.39% zinc including 9.25 metres averaging 2,984.4 g/t silver, 3.04 g/t gold, 0.53% copper, 11.60% lead and 3.42% zinc. The 2011 program, consisting of 21 holes (5,682 metres) which tested multiple targets over a 1,900 by 1,750 metre area, was funded and operated by Brixton Metals under an option agreement whereby Brixton can earn a 51% interest in the Thorn Property by making cash and share payments and by funding $5 million in exploration by December 31, 2014. Brixton can elect to earn up to 65% by funding an additional $10 million in exploration.

“We are very pleased with Brixton’s results from the Oban Breccia drilling. Previous drilling had outlined near surface silver-gold-copper-lead-zinc breccia-hosted mineralization that is open to the east where the breccia disappears under glacial till cover. This new result proves the Oban Breccia’s ability to host high grade silver-gold-copper-lead-mineralization and while the controls on this mineralization are not yet understood, there is room to expand upon this result to the east,” stated Jason Weber, President and CEO of Kiska Metals Corporation. “Brixton, through their contractor, Equity Exploration Consultants Ltd., conducted a very good field program and we look forward to their 2012 program to follow up this result and to continue the search for additional high grade zones associated with the Oban Breccia and other prospects on the property.”

Oban Breccia Zone

Three holes tested the Oban Breccia Zone, where previous work outlined gold-silver-copper-lead-zinc mineralization hosted in a breccia measuring at least 300 metres in diameter but remaining open to the east and under glacial till. Drilling in 2003 and 2004 returned results including 77.8 metres averaging 110.1 g/t silver and 0.68 g/t gold in THN03-22. Hole THN11-60 was collared 20 metres northeast of THN03-19 (38.6 metres of 103.2 g/t silver and 1.22 g/t gold including 14.0 metres of 190 g/t silver and 1.97 g/t gold) and was drilled at an azimuth of 220 degrees with a dip of -65 degrees to a total depth of 243 metres. Starting at a depth of 6 metres, THN11-60 intersected 95.08 metres of 628 g/t silver, 1.71 g/t gold, 0.12% copper, 3.31% lead and 2.39% zinc. The high grade silver-lead-zinc interval of 9.25 metres averaging 2,984 g/t silver, 3.04 g/t gold, 0.53% copper, 11.60% lead and 3.42% zinc starts 55.40 metres down the hole. Mineralization is comprised of pyrite, galena, sphalerite, sulphosalts and chalcopyrite hosted in a hydrothermal breccia matrix.

THN11-57 is a vertical hole collared on the same section, approximately 50 metres southwest of THN11-60. This hole intersected 103.91 metres of 66.84 g/t silver, 0.26 g/t gold 0.22% lead and 0.27% zinc in breccia-hosted mineralization from 73.39 metres depth and an additional 37.72 metres of 60.76 g/t silver, 2.08 g/t gold, 0.46% copper, 0.25% lead and 0.55% zinc from 186.48 metres depth.  This intercept included 7.8 metres of 197.03 g/t silver, 6.13 g/t gold, 1.38% copper, 0.49% lead and 0.38% zinc. A plan map and cross section for Oban can be found at http://www.kiskametals.com/s/ThornMaps_Photos.asp.

Oban Breccia Zone – Significant Intersections

Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
THN11-60	6.00	101.08	95.08	1.71	628	0.12	3.31	2.39
including	6.00	29.84	23.84	2.54	495	0.13	3.22	2.00
and	55.45 215.50	64.70 221.29	9.25 5.79	3.04 0.21	2984 663	0.53 -	11.65 2.62	3.42 1.21
THN11-57	73.39	177.30	103.91	0.26	66.8	-	0.22	0.63
including	76.39	104.00	27.61	0.33	110.2	-	0.29	0.63
	201.00 240.53	219.58 264.00	18.58 23.47	4.10 4.44	103.0 0.3	0.93 0.07	0.33 -	0.30 0.09
THN11-53	168.54	243.79	75.25	0.44	14.75	0.05	0.09	0.52

Talisker Zone

Nine holes tested the Talisker Zone and its intersection with a geological unconformity at its northeastern extent. Drilling has now intersected gold-silver-copper bearing quartz-sulphide vein mineralization over a 700 metre strike length. This mineralization was first identified in 2004 and 2005 drilling and includes 56.1 metres averaging 1.27 g/t gold, 16.7 g/t silver and 0.19% copper in THN04-29 and 4.2 metres averaging 4.44 g/t gold, 407.9 g/t silver and 2.95% copper within a larger interval of 43.93 metres averaging 0.76 g/t gold, 48.9 g/t silver and 0.36% copper in THN05-37, 100 metres along strike from THN04-29.

Highlights from the 2011 program include drill hole THN11-51 which returned 49.78 metres of 1.41 g/t gold, 19.0 g/t silver and 0.25% copper from a 25 metre step-out from THN04-29 to test the downdip extension of mineralization intersected in 2004. Hole THN11-56 was collared approximately 400 metres northwest of THN05-37, at an azimuth of 145 degrees with a dip of -70 degrees.  This hole intersected 19.78 metres averaging 1.02 g/t gold, 35.50 g/t silver, and 0.30% copper, including 0.90 meters of 12.35 g/t gold, 130 g/t silver and 0.49% copper. The hole tested the northeast extension of the Talisker Zone and the potential for lateral expansion of the Talisker mineralization where its controlling structures intersect a geological unconformity. As this hole intersected significant precious and base metal mineralization at the unconformity, potential for further mineralization of this style exists along its lateral extents. A plan map for Talisker can be found at http://www.kiskametals.com/s/ThornMaps_Photos.asp.

  Talisker Zone – Significant Intersections

Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Cu (%)
*THN11-41	72.93	83.08	10.15	1.71	37.7	0.04
including	79.98	81.02	1.04	5.91	15.4	0.04
*THN11-42	117.82	152.64	34.82	0.63	22.4	0.14
*THN11-43	141.91	144.82	2.91	0.43	18.3	0.55
THN11-51	52.16	101.94	49.78	1.41	19.0	0.25
including	73.95	86.94	12.99	3.21	38.6	0.60
THN11-56	82.3	102.08	19.78	1.02	35.5	0.30
THN11-61	113	115.2	2.02	1.40	52.5	0.74

   *Previously released

Camp Creek Corridor Targets

Nine holes tested targets over a 900 metre trend in the Camp Creek Corridor. Highlights of this drilling include the Feeder Zone target which returned 1.2 metres averaging 0.73 g/t gold, 189.0 g/t silver and 3.13% copper from 52.75 metres depth in hole THN11-44. THN11-45, drilled from the same setup, but steepened from -50 degrees to -75 degrees, returned 0.74 metres of 1.22 g/t gold, 384.0 g/t silver and 4.14% copper from a depth of 43.37 metres. Both holes intersected multiple narrow high grade silver and copper-bearing intersections in addition to the quoted intervals.

     Camp Creek Corridor Targets – Significant Intersections

Hole	Target	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Cu (%)
THN11-44	Feeder	52.75	53.95	1.20	0.73	189.0	3.13
THN11-45	Feeder	40.42	40.87	0.45	1.41	343.0	6.63
		43.37 112.73	44.11 113.20	0.74 0.47	1.22 0.98	384.0 181.0	4.14 0.98
THN11-54	Lagavulin	91.3	107.13	15.83	1.25	54.08	0.16
including		102.40	104.15	1.75	7.14	245.43	0.35

Qualified Person Statement

The content of this release has been reviewed by Jason Weber, P.Geo., President and CEO of Kiska Metals Corporation. Mr. Weber is a Qualified Person under the terms of National Instrument 43-101. Core samples were prepared and analyzed for multiple elements by ALS Laboratory Group of Whitehorse, Yukon Territory.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler property, Alaska, a district-scale project with excellent exploration potential which includes the Whistler Deposit (a 2.25 M oz gold-equivalent indicated resource of 79.2 million tonnes averaging 0.51 g/t gold, 1.97 g/t silver and 0.17% copper and a 3.35 M oz. gold equivalent inferred resource of 145.8 million tonnes averaging 0.40 g/t gold, 1.75 g/t silver and 0.15% copper).  Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world’s largest and most successful gold and base metal producers.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar.

Oban Plan Map

628400
628600
628800
629000
6492200
6492000
6491800
N
Oban Zone
1222.8
1297.9
1169.5
THN03-17
THN03-18
117
5434.4
1480
1989.9
1903.9
3072.8
1259.3
115.9
THN04-35
720
13.5
25.9
12.9
Outline of OBan Breccia Pipe
THN04-27
THN04-25
THN04-24
THN04-33
THN04-28
Open
GLACIAL TILL COVERAGE
A
A'
0
100
200
Meters
Thorn Project
Drillhole Locations Map
Oban Zone
Legend
Stream
Rock Sample - Au g/t
Rock Sample - Ag g/t
Soil Sample - Ag g/t

Oban Cross Section

KISKA METALS CORPORATION

Thorn Project
A - A' Oban Cross Section
Looking Northwest
Oban Zone
A
B
C
D
Trace scheme AgEq g/t
50 - 100 g/t AgEq
100 - 250 g/t AgEq
250 - 1000 g/t AgEq
1000 - 4450 g/t AgEq

	Hole ID	From m	To m	Interval m	Au g/t	Ag g/t	Cu %	Pb %	Zn %	AgEq g/t
A	THN11-60	6.00	101.08	**95.08**	**1.71**	**628**	0.12	3.31	2.39	**904**
	including	55.45	64.70	**9.25**	**3.04**	**2984**	0.53	**11.65**	3.42	**3646**
B	THN11-57	73.39	177.30	**103.91**	**0.26**	**66.8**	-	0.22	0.63	107
C	THN11-57	186.48	224.20	**37.72**	**2.08**	**60.8**	0.46	0.25	0.55	252
D	THN11-57	240.53	264.00	**23.47**	**4.44**	**0.3**	0.07	-	0.09	255

Talisker Plan Map

KISKA
METALS CORPORATION

627600
627800
628000
628200
628400
628600
6493000
6492800
6492600
6492400
6492200
Talisker Zone
N
Balvenie Creek
Talisker Ck
Eye
Creek
1280
1240
1200
1160
1120
1080
1040
1000
960
920
880
840
800
760
720
THN11-59
THN11-55
THN11-42
THN11-54
THN11-41
THN05-37
THN02-10
THN02-09
THN04-29
THN11-51
THN11-61
THN05-36
THN11-43
THN11-46
THN11-47
0
100
200
Meters

Thorn Project

Drillhole Locations Map
Talisker Zone

Legend

- 2011 Drillhole
- Pre 2011 Drillhole
- Stream
- Topo Contour

Projection: UTM NAD83 Zone 8m